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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-048076

8-48076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 AND ENDING 12/31/2017
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1215 19TH STREET, NW

(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP, LLC

(Name – if individual, state last, first, middle name)

400 OLD FORGE LANE, SUITE 401	KENNET SQUARE	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, WAYNE EDISIS _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ARC SECURITIES, LLC _____ , as

of DECEMBER 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARC SECURITIES, LLC
(SEC Identification No. 8-48076)

Independent Registered Public Accounting Firm
AUDITOR'S REPORT
FINANCIAL STATEMENT
And
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017

ARC SECURITIES, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2017

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ARC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of as of December 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ARC Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

ARC Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on ARC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ARC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as ARC Securities, LLC's auditor since 2015
Kennett Square, Pennsylvania
February 22, 2018

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

 **PrimeGlobal**
An Association of
Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ARC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
(AUDITED)

	As of December 31, 2017
Assets	
Current assets	
Cash and cash equivalents	$ 74,727
Accounts receivable	11,344
Prepaid expenses	3,147
Other current assets	463
Total current assets	89,681
Long-term assets	
Intangible assets, net	10,000
Total long-term assets	10,000
Total assets	$ 99,681
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 6,350
Equity	
Total member's equity	93,331
Total liabilities and member's equity	$ 99,681

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

ARC Securities, LLC, is a broker-dealer registered with the SEC and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Colorado corporation that is a wholly-owned subsidiary of ARCI Holdings, LLC (ARCI).

At December 31, 2017, the Company had one active Class A member, no Class B members, and no Class C members. Class A members have voting privileges. Class B members are fully licensed traders who trade for their own account or on behalf of Class C members. Class C members are unlicensed members who have no control in the operations or trading decisions but receive share of the Company's trading profits and losses

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared using the accrual basis of accounting.

Company Fiscal Year End – The Company's fiscal year is December 31.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at their net realizable value. Management believes that accounts receivable are fully collectible and has not recorded an allowance for doubtful accounts. The Company maintained $11,344 in accounts receivable on December 31, 2017.

Revenue recognition - Revenues from investment banking services are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received

Equipment – Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of a laptop computer purchased in 2013 which is valued at cost and depreciated using the straight-line method over a period of three years.

	Cost	Accumulated Depreciation	2017 Net
Computer Equipment	$ 1,586	$ 1,586	$ 0

The Company did not incur any depreciation expense in the Statement of Income for the year ended December 31, 2017.

Impairment of Long-Lived Assets - The Company evaluates the carrying value of its long-lived assets under Accounting Standards Codification 360-10-35-15, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10-35-15). ASC 360-10-35-15 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

Intangible Assets - Intangible assets are stated at cost. As of December 31, 2017, intangible assets consisted of the following:

FINRA Membership $ 10,000

Income Taxes - The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general the prior three years tax returns filed with various taxing agencies are open to examination.

New Accounting Pronouncements – There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2017, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Securities Transactions - Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement. During the year ended December 31, 2017, the Company did not engage in proprietary transactions.

Related Party Transactions - The Company paid ARC International Corp. ("AIC"), a related party, $12,000 for monthly fees during the year ended December 31, 2017. Additionally, the Company paid a total of $5,400 in rent for an office suite held by one of the firm's registered representatives as well as $24,000 to the same representative for rendering CCO and FINOP services to the Company.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $66,882 which was $61,882 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .09 to 1.

Other Regulatory Requirements - The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

Subsequent Events - Management has evaluated subsequent events through February 22, 2017, the date on which the financial statements were available to be issued. No events have occurred since the statement of financial condition date that would have material impact on the financial statements.